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WORLD MONITOR TRUST II--
SERIES F

MONTHLY REPORT/
MARCH 29, 2002

PRUDENTIAL (LOGO)

WORLD MONITOR TRUST II--SERIES F
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Dear Interest Holder:

Enclosed is the report for the period from February 23, 2002 to March 29, 2002 for World Monitor Trust II--Series F ('Series F'). The net asset value of an interest as of March 29, 2002 was $100.67, a decrease of 2.10% from the February 22, 2002 value of $102.83. The calendar year-to-date return for Series F was a decrease of 5.39% as of March 29, 2002.

Quarterly Market Overview

While the first quarter of 2002 was generally characterized by continued weakness in global economies, there was definite evidence of economic recovery. The combination of post September 11th economic activity, infusions of government spending and unseasonably warm weather helped jumpstart the economy during the first quarter. Jobless claims moderated to levels that suggested that the labor market was no longer contracting, manufacturing activity increased slightly and consumer spending and housing activity remained stable, helping the economy achieve a 5.8% growth rate for the quarter. U.S. economic recovery helped boost global growth, but to a lesser extent than in the U.S. The U.K.'s economy expanded by 0.1% during the first quarter while economic activity in Europe and Canada remained stable. The Japanese economy remained weak.

Global bond markets trended lower through most of the first quarter amid growing prospects for imminent interest rate hikes by central banks. In the U.S., interest rates rose towards the end of the quarter in response to stronger than expected economic data and indications that the Federal Reserve (the 'Fed') would lean towards increasing rates in the near future. The Fed kept rates unchanged at 1.75% during its two meetings this quarter, a marked change from the eleven rate decreases in 2001. Additionally, the Fed shifted its perception of the economy's 'balance of risks' from 'economic weakness' to 'balanced' during the March 19th meeting. This reinforced comments made by Alan Greenspan, the Fed's Chairman, during his congressional testimony where he stated that recent evidence suggests an economic expansion is under way. European and Australian interest rate instruments fell amid indications that the global recession is showing signs of abatement. Conversely, Japanese interest rates declined as a result of weak economic data in Japan despite the short-term rise in the stock market.

Equity indices began the quarter choppily due to a continuing weak economy and concerns about balance sheet reporting and accounting irregularities. Stock markets climbed towards mid-quarter as a result of positive data and hopes of an economic recovery. U.S. stock markets moved upward as a result of Fed Chairman Alan Greenspan's testimony to congress that economic expansion was well under way. Despite continued weakness in the Japanese economy, the Nikkei rallied in March to its highest level since August.

In foreign exchange markets, the U.S. dollar remained strong against most major foreign currencies as the U.S. economy exhibited signs of recovery. The Japanese yen started the quarter down against the U.S. dollar, but rose towards quarter-end as a result of a rally in the Japanese stock market and investors repatriating capital in anticipation of Japan's March 31st fiscal year-end. Most European currencies and the euro were weak early in the quarter but rallied in March amid hopes of an economic recovery.

Energy markets were volatile at the beginning of the quarter, but rose toward quarter-end as the escalating conflict in the Middle East prompted fears of an interruption in supplies. This, together with hopes for increased U.S. energy demand due to a recovering economy, reinforced the normal seasonal upward pressure on energy prices. In particular, crude oil reached a six-month high at the end of the quarter as the conflict in the Middle East gained momentum. Expectations for colder March weather, together with concerns regarding the safety of nuclear power plants, helped drive prices higher.

Quarterly Performance of Series F

The following is a summary of performance for the major sectors in which the Series F traded:

Currency (-): Short Japanese yen positions resulted in losses as the yen was bolstered by the repatriation of capital in anticipation of Japan's March 31st fiscal year-end. Long Swiss franc, euro, British pound and Canadian dollar positions resulted in losses for Series F as the U.S. dollar rallied against these currencies amid positive U.S. economic news.

Index (-): Short positions in the Nikkei Dow, Hong Kong Hang Seng, and Euro DAX resulted in losses as equity indices rose amid optimism regarding an economic recovery.

Energy (+): Energy prices rose as the conflict in the Middle East intensified resulting in gains for long heating oil, crude oil, natural gas and unleaded gasoline positions.

Interest rate (+): Global bond markets fell on prospects of economic growth and news in March that the U.S. Federal Reserve shifted their view on the economy from weak to neutral. Short U.S. bond positions resulted in gains.

Metals (+): Precious metals rallied due to uncertainty in world economic markets, conflict in the Middle East and the desire of Japanese investors to hold gold due to weakness in the Japanese economy. Long gold positions resulted in gains. Base metals climbed as global economic activity showed signs of recovery. Long nickel positions resulted in gains.

The estimated net asset value per interest as of April 30, 2002 was $96.49. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at (212) 778-2443.

          Sincerely yours,


          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the unit value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
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For the period from February 23, 2002 to
 March 29, 2002
Revenues:
Realized loss on commodity transactions..........    $(646,650)
Change in unrealized commodity positions.........      479,363
Interest income..................................       19,800
                                                     ---------
                                                      (147,487)
                                                     ---------
Expenses:
Commissions......................................       69,647
Management fee...................................       23,248
Other transaction fees...........................        5,780
Other expenses...................................       10,675
                                                     ---------
                                                       109,350
                                                     ---------
Net loss.........................................    $(256,837)
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STATEMENT OF CHANGES IN NET ASSET VALUE
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For the period from February 23, 2002 to
 March 29, 2002

                                                          Per
                                            Total       Interest
                                         -----------    -------
Net asset value at beginning of period
 (117,420.298 interests)...............  $12,074,228    $102.83
Contributions..........................      603,695
Net loss...............................     (256,837)
Redemptions............................     (200,145)
                                         -----------
Net asset value at end of
 period (121,398.827 interests)........  $12,220,941     100.67
                                         -----------    -------
                                         -----------

Change in net asset
 value per interest.................................    $ (2.16)
                                                        -------
                                                        -------
Percentage change...................................      (2.10)%
                                                        -------
                                                        -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series F is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: Barbara J. Brooks
                            Chief Financial Officer